600 17th Street, Suite 2700, Denver, Colorado 80202

Main:  (720) 889-2211   Fax:  (720) 889-2222

May 9, 2013

Matthew Crispino

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street

Washington, DC  20549

Re:

maniaTV Inc.

Amendment No. 3 to Registration Statement on Form S-1

Filed May 8, 2013

File No. 333-185270

Dear Mr. Crispino:

This letter will serve as a response and/or explanation with respect to the comments in your letter dated April 16, 2013 (the “Comment Letter”) regarding maniaTV Inc. (“maniaTV” or the “Company”).  The entire text of the comments contained in your comment letter has been reproduced in this letter for ease of reference.  A response to each comment is set forth immediately below the text of the comment.

Consolidated Financial Statements

Notes to Financial Statements

Note 1. Organization, Operations and summary of Significant Accounting Policies

Revenue Recognition, page F-8

1.

We note that you removed disclosure regarding the net presentation of revenues.  Please revise your disclosure to describe your accounting policies regarding the net presentation of revenues.  In this regard, clarify the services being performed, that the company establishes pricing, and identify the primary obligor for providing the services.

The disclosure regarding the net presentation of revenues was inadvertently left out of the Amendment No. 2 filing and has been reinserted along with further clarification.

2.

In your response to prior comment 5 you indicate that the advertising networks effectively act as brokers between the company and advertising agencies placing advertisements.  Considering that the advertising networks merely act as brokers, please explain why you believe the advertising network is your customer.  Describe more fully the terms of the arrangements with the advertising networks, including whether the advertising networks purchase the advertising space on a committed basis.

We have added additional information in this footnote in response to this comment.

3.

In your response to prior comment 5 you state that the advertising network is the obligor in these transactions.  Please explain your basis for this determination, including your consideration of the service being provided, which appears to be displaying advertisements on your web-site.

We have added additional information in this footnote in response to this comment.

* * * * *

United States Securities and Exchange Commission

May 9, 2013

Thank you for your attention to this matter.  Please contact the undersigned if you have any questions or need any additional information.

Sincerely,

JIN, SCHAUER & SAAD LLC

By

      Jon D. Sawyer